5995 Opus Parkway	1 Holtzman Street
Minnetonka, Minnesota 55343	Science Park, P.O. Box 2496
Telephone (952) 937-3000	Rehovot 76124, Israel
Telephone: +972-74-745-4300

NOTICE OF 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS
(the “Meeting”) OF STRATASYS LTD. (the “Company”)

Time and Date of Meeting	3:00 p.m., Israel Time, on Tuesday, November 10, 2026

Place of Meeting	Meitar Law Offices
1 Ariel Sharon Street, 36th floor
Givatayim 5320048, Israel

Items of Business	(1)
Re-election of each of Messrs. Dov Ofer, Yuval Cohen, S. Scott Crump, John J. McEleney, David Reis, and Yair Seroussi, and Ms. Adina Shorr, and the initial election of Mr. David Chinn, collectively constituting the Company’s director nominees, to serve as a director of the Company until the Company’s next annual general meeting of shareholders and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.

(2)
Re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2026 and for the additional period until the Company’s next annual general meeting of shareholders, and authorization of the Company’s board of directors (the “Board”) (upon recommendation of the audit committee of the Board) to fix their remuneration.

In addition to the foregoing proposals, at the Meeting, the audited, consolidated financial statements of the Company for the annual period ended December 31, 2025, will be presented to, and considered by, the Company’s shareholders. That matter will not involve a vote

Our Board unanimously recommends a vote “FOR” each of the above two numbered proposals.

Record Date	You are entitled to vote if you were a shareholder of the Company as of the close of business on Friday, October 9, 2026.

Further Information
The proposals and details with respect to the Meeting are described more fully in the attached proxy statement, which we are distributing (together with this notice) to our shareholders and which we urge you to read in its entirety. This notice, the aforementioned proxy statement and a related proxy card are also being furnished to the U.S. Securities and Exchange Commission (the “SEC”), in a Report of Foreign Private Issuer on Form 6-K, which you may obtain for free from the SEC’s website at www.sec.gov or at our Company’s website, www.stratasys.com.

Votes Needed for Approval
Approval of each proposal above requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the proposal (excluding abstentions and broker non-votes).

The vote of each of the Company’s shareholders is important.
Accordingly, we urge you to read the attached proxy statement and vote your shares or provide voting instructions promptly, regardless of the number of shares you own. If you are a shareholder of record, you may vote shares that you own directly by signing and returning the form of proxy in the enclosed envelope. You may revoke your proxy at any time before it is voted, and if you wish (subject to the below limitations), you may attend the Meeting and vote in person even if you have previously signed a proxy. If your shares are held in street name (i.e., shares that are held through a bank, broker or other nominee), you may instruct how you want your shares voted. Specific information as to how to provide your voting instructions is set forth on the enclosed voting instruction form provided by your bank, broker or nominee. As an alternative to completing and mailing a physical proxy card or voting instruction form, shareholders may vote their shares or provide voting instructions online (at www.proxyvote.com) or via telephone (as indicated on the enclosed proxy card or voting instruction form).

Attendance at Meeting
If you hold ordinary shares as of the record date for the Meeting (October 9, 2026) and desire to attend in person, if a record shareholder, you will need to provide, at the Meeting, the name under which your shares are held of record, as well as proof of ownership (a copy of a share certificate or a statement showing book-entry shares). If you hold your shares in “street name” (through a bank or broker), please bring a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement or other proof that shows that you owned your shares as of the record date for the Meeting.

By Order of the Board:
/s/ Dov Ofer
Chairman of the Board
Rehovot, Israel
October 7, 2026

The official notice of the 2026 Annual General Meeting of Shareholders was first published by the Company via a press release that was issued on October 5, 2026.

STRATASYS LTD.

c/o Stratasys, Inc. 7665 Commerce Way	1 Holtzman Street
5995 Opus Parkway	Science Park, P.O. Box 2496
Minnetonka, Minnesota 55343	Rehovot 76124, Israel
Tel: (952) 937-3000	Tel.: +972-74-745-4300

PROXY STATEMENT FOR 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 10, 2026

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL GENERAL MEETING
Why am I receiving these materials?
We have sent you this proxy statement and the enclosed form of proxy or voting instruction form because the board of directors (the “Board”) of Stratasys Ltd. (also referred to as “we”, “us”, the “Company,” “our Company” or “Stratasys”) is soliciting your proxy to vote your shares at our 2026 Annual General Meeting of Shareholders (the “Meeting”), to be held at 3:00 p.m., Israel time, on Tuesday, November 10, 2026 at the offices of our external legal counsel, Meitar Law Offices, 1 Ariel Sharon Street, 36th floor, Givatayim 5320048, Israel.
What items of business will be voted on at the Meeting?
(1) Re-election of each of Messrs. Dov Ofer, Yuval Cohen, S. Scott Crump, John J. McEleney, David Reis, and Yair Seroussi, and Ms. Adina Shorr, and initial election of Mr. David Chinn, to serve as a director on the Board until the Company’s next annual general meeting of shareholders and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.
(2) Re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited (“PwC Israel”), as the Company’s independent auditors for the year ending December 31, 2026 and for the additional period until the Company’s next annual general meeting of shareholders, and authorization of the Board (upon recommendation of the audit committee of the Board) to fix their remuneration.
In addition to the foregoing proposals, at the Meeting, the audited, consolidated financial statements of the Company for the annual period ended December 31, 2025 will be presented to, and considered by, the Company’s shareholders. The shareholders will furthermore transact such other business as may properly come before the Meeting or any adjournment thereof. It is the intent of the chairman of the Meeting to allow the presentation of only those matters set forth in the above agenda, for which advance notice was properly provided to the Company’s shareholders. Any other substantive agenda item initially raised at the Meeting would be deemed out of order.
How does the Board recommend that I vote?
Our Board recommends that you vote FOR each of the two proposals described above.
Why is the Board proposing, and recommending to vote in favor of, the specific agenda items to be presented at the Meeting?
Proposal 1 — the election or re-election, as applicable, of director nominees — is a matter required to be presented for approval at every annual general meeting of shareholders under our amended and restated articles of association (the “Articles”) and the Israeli Companies Law, 5759-1999 (the "Companies Law"). As described further in “Proposal 1. Re-election and Initial Election of Directors— Background” below, our Board believes that the nominees identified in Proposal 1 possess the requisite knowledge, experience and familiarity with our Company and our industry to lead our Company forward and therefore recommends in favor of their election or re-election, as applicable.
Among our other highly qualified nominees, the Board has recommended the initial election of David Chinn to the Board. In nominating Mr. Chinn, the Board cited Mr. Chinn’s extensive experience advising companies across multiple industries on strategy, operational transformation, and organizational change, his deep expertise in the aerospace and defense sectors, and his familiarity with the Israeli technology sector, all of which would bring uniquely meaningful input to Board meeting deliberations that would not otherwise be available. Mr. Chinn’s election would furthermore align with the Company’s ongoing and accelerating strategic focus on the defense industry as a key vertical.
Proposal 2— reappointment of our independent auditors— needs to be brought for approval of our shareholders on an annual basis under the Companies Law. Our audit committee and Board believe that PwC Israel’s expertise, capabilities, and qualifications are proportionate to the size, nature of activity, and scope of our operations, and appropriate for treating the risks inherent in our activities. PwC Israel is therefore well-qualified to be re-appointed as our independent auditor for the year ending December 31, 2026 and the additional period until our next annual general meeting of shareholders.
What is the quorum required to conduct business at the Meeting?
Under our Articles, a quorum is constituted when there are present, in person or by proxy, at least two shareholders who hold, in the aggregate, at least 25% of the voting rights (equivalent to 25% of the outstanding number of ordinary shares) in our Company as of the record date for the Meeting (October 9, 2026). As of the close of business on September 30, 2026, we had 88,082,710 ordinary shares, par value 0.01 New Israeli Shekels (“NIS”) (“ordinary shares”) issued and outstanding (which excludes 266,018 Treasury shares). A person holding a proxy may be deemed to be two or more shareholders for purposes of determining a quorum if such person holds the proxy of more than one shareholder. If within one-half hour after the time appointed for the Meeting, a quorum is not present, the Meeting will be adjourned to the same day, in the following week, at the same hour and at the same place. At such adjourned meeting, any two or more shareholders present in person or by proxy will constitute a quorum, regardless of the number of ordinary shares held by them.
What are the voting requirements to approve the proposals presented and how are votes counted?
The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on each proposal (or, in the case of Proposal 1, each sub-proposal) is necessary for the approval of that proposal (or sub-proposal, as applicable).
If you provide specific instructions (i.e., mark boxes), your shares will be voted as you instruct. If you are a shareholder of record and sign and return your proxy card without giving specific instructions, your shares will generally be voted in accordance with the recommendations of our Board. The proxy holders will also vote in their discretion on any other matters that are not listed on the proxy card and that properly come before the Meeting. If you are a shareholder of record and do not return your proxy card and do not otherwise vote online (at www.proxyvote.com) or via telephone (as indicated on your proxy card), your shares will not be voted.
If you hold shares beneficially in “street name”, the result will be different. If you do not return the voting instruction form and do not otherwise provide voting instructions online (at www.proxyvote.com) or via telephone (as indicated on your voting instruction form), your broker may vote your shares in certain circumstances and on certain proposals. Generally, brokers may vote shares they hold for you in their own discretion on the proposal to ratify the appointment of an independent registered public accounting firm (Proposal 2) and certain other routine matters, if you do not provide them instructions on how to vote. Brokers may not, however, vote your shares in their discretion on any of the other proposals to be addressed at the Meeting.
Where brokers are prohibited from exercising discretionary authority for beneficial owners who have not provided voting instructions (commonly referred to as “broker non-votes”), but do exercise discretionary authority with respect to one or more proposals, those shares will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purposes of voting on, and do not impact the outcome of the voting on, the subject proposal(s) for which the brokers do not vote your shares.
What shares can I vote?
Our only class of shares outstanding is our ordinary shares. Each ordinary share outstanding as of the close of business on the record date, October 9, 2026, is entitled to one vote on all items of business at the Meeting. You may vote all ordinary shares you owned at that time, which may be (a) shares held directly in your name as the shareholder of record or (b) shares held for you as beneficial owner through a broker, bank, trustee or other nominee. As of September 30, 2026, there were 88,082,710 ordinary shares issued and outstanding (which excludes 266,018

Treasury shares). The closing price of the ordinary shares on September 30, 2026, as quoted on the Nasdaq Global Select Market, was $8.31.
How can I vote my shares without attending the Meeting?
Whether you hold shares directly as a shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the Meeting. For directions on how to vote, please refer to the instructions below and those on the proxy card or voting instruction form provided to you. In each case, your vote or voting instructions must be received by 11:59 p.m., U.S. Eastern time, on Monday, November 9, 2026 in order to be counted towards the tally of votes at the Meeting.
•If you are a shareholder of record, you may cast your vote by proxy as follows:
Shareholders of record may vote by completing, signing, dating and mailing the enclosed proxy card in the accompanying pre-addressed, postage paid envelope to Broadridge, our agent for tallying the votes at the Meeting. In the alternative, a shareholder of record can vote online (at www.proxyvote.com) or via telephone, by dialing the number provided to you on the enclosed proxy card and following the instructions over the phone. If you lose or misplace your proxy card, you may instead print a copy of the proxy card from our website at www.stratasys.com or from Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K (“Form 6-K”) that we furnished to the Securities and Exchange Commission (the “SEC”) on October 7, 2026, which can be located at www.sec.gov. You can submit your printed, completed, signed proxy card to our Chief Communications Officer and Vice President- Investor Relations at Yonah.Lloyd@stratasys.com. When you fill out the proxy card, please print the name in which your ordinary shares are registered. We reserve the right to require further identifying information from you in order to allow you to submit your proxy card in that manner.
•If you are a beneficial shareholder, you may submit your voting instructions as follows:
Beneficial owners who hold ordinary shares in “street name” can instruct their brokers, trustees or nominees how to vote by completing the enclosed voting instruction form and mailing it in the accompanying pre-addressed, postage paid envelope.
In the alternative, a beneficial owner can vote online (at www.proxyvote.com) or via telephone, by dialing the number provided to you in the enclosed voting instruction form and following the instructions over the phone. Please have the control number that appears on your physical voting instruction form ready for inputting when you vote online or via telephone.
May I attend the Meeting in person and how can I vote my shares in person at the Meeting?
Yes, the Meeting will be held at the offices of our external counsel, Meitar Law Offices, 1 Ariel Sharon Street, 36th floor, in Givatayim 5320048, Israel. If you attend the Meeting in person, shares held in your name as the shareholder of record may be voted on a ballot that we will provide to you at the meeting, provided that you bring proof of ownership of your ordinary shares (such as a copy of your share certificate or a statement showing book-entry shares) as of the record date for the meeting. Shares held beneficially in street name may be voted on a ballot only if you bring the requisite documentation, namely: (i) proof that you owned the shares in your brokerage, trustee or nominee account as of the record date (such as a brokerage account statement), and (ii) a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Meeting, we recommend that you also submit your proxy card or voting instruction form as described above so that your vote will be counted if you later decide not to attend the Meeting.
Is the proxy statement available electronically?
Yes. This proxy statement is available on our website, at https://investors.stratasys.com/news-events/annual-meeting-materials. In addition, it is appended as Exhibit 99.1 to the Form 6-K that we furnished to the SEC on October 7, 2026. You can view that Form 6-K at the SEC’s website at www.sec.gov.
Can I change my vote?
If you are a shareholder of record and have submitted a proxy card, you can change your vote at any time before it is voted by sending a written and dated notice of revocation or by submitting a signed proxy bearing a later date, in either case, to Stratasys Ltd., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 or to our Chief Communications Officer and Vice President, Investor Relations at Yonah.Lloyd@stratasys.com. Any such revocation or later proxy must be received by 11:59 p.m., U.S. Eastern time, on Monday, November 9, 2026, for it to be effective. If you initially voted online or via telephone, you can follow the same instructions as you did initially in order to submit your revised vote. You may also revoke your proxy by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked, unless you vote again.
If your shares are held in street name or by a broker, trustee or nominee, you may change your vote by following the instructions provided to you by your broker, trustee or nominee. If you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, you can change your vote by attending the Meeting and voting in person.
What happens if additional matters are presented at the Meeting?
Other than the proposals described in this proxy statement, we are not aware of any other business to be acted upon at the Meeting. If you sign and submit a proxy card, the persons named as proxy holders, Mr. Eitan Zamir, Ms. Vered Ben-Jacob, Mr. J. David Chertok and Mr. Jonathan M. Nathan, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Meeting in accordance with their best judgment. It is the intent of the chairman of the Meeting to allow the presentation of only those matters set forth in the above-listed agenda, for which advance notice was properly provided to the Company’s shareholders. Any other substantive agenda item initially raised at the Meeting would be deemed by the chairman to be out of order.
Who will count the votes?
A representative of Stratasys, its outside counsel or of an independent third-party will act as the inspector of election to tabulate the votes cast at the Meeting.
Who will pay the costs of soliciting votes for the Meeting?
We are making this solicitation and will pay the entire cost of preparing, printing, mailing and distributing these proxy materials and soliciting votes with respect to the Meeting. In addition to the mailing of these proxy materials, the solicitation of proxies may be made in person, by telephone or by electronic communication by certain of our directors, officers and other employees, who will not receive any additional compensation for such activities. We will also reimburse brokerage firms, banks, and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in forwarding proxy and solicitation materials to the beneficial owners of our ordinary shares.
Where can I find the voting results of the Meeting?
We expect to announce preliminary voting results at the Meeting and publish final results in a Form 6-K to be furnished to the SEC after our Meeting. You can access that Form 6-K, and all of our other reports filed with or furnished to the SEC, on our website, www.stratasys.com, or at the SEC’s website, www.sec.gov.

OTHER MATTERS
On March 5, 2026, we filed with the SEC our Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (our “2025 Annual Report”). Our 2025 Annual Report includes our audited 2025 financial statements, certain non-GAAP financial information for 2025, as well as additional information about our Company and our products, services and operations, our major shareholders, and our officers and directors.
You can access our 2025 Annual Report at our website, www.stratasys.com, and at the SEC’s website at www.sec.gov. We urge you to read our 2025 Annual Report to obtain additional information regarding our Company.
YOUR VOTE IS IMPORTANT
Whether or not you plan to attend the Meeting, please read this proxy statement and promptly vote your shares by completing, signing, and dating your enclosed proxy card or voting instruction form and returning it in the enclosed envelope.
IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 10, 2026

This proxy statement is available for viewing, printing
and downloading at https://investors.stratasys.com/news-events/annual-meeting-materials.

You may also request a copy of the materials relating to our Meeting, including this proxy statement and form of proxy for our Meeting, by contacting our Chief Communications
Officer and Vice President- Investor Relations by email at Yonah.Lloyd@stratasys.com.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by each person known by us to be the owner of more than 5% of our outstanding ordinary shares, as of September 30, 2026, unless otherwise noted.
The number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is not necessarily indicative of beneficial ownership for any other purpose. Information concerning shareholders who beneficially own more than 5% of our outstanding ordinary shares is based on periodic public filings made by such shareholders (including, if applicable, the most recent reports filed by institutional investment managers on Form 13F). Ordinary shares that a person has a right to acquire within 60 days after September 30, 2026 (or such other date indicated below) are deemed outstanding for purposes of computing the percentage ownership of that person, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. We have based our calculations of the percentage ownership on 88,082,710 ordinary shares issued and outstanding (which excludes 266,018 Treasury shares, which are not deemed outstanding) as of September 30, 2026.

Beneficial Owner	Ordinary Shares		Percentage Ownership
FF6-SSYS, Limited Partnership	12,825,885	(1)	14.6%
Nano Dimension Ltd.	9,695,115	(2)	11.0%
Rubric Capital Management LP	8,000,000	(3)	9.1%
Neuberger Berman Group LLC	5,874,194	(4)	6.7%
__________________________________________
(1)Represents shares beneficially owned as of April 8, 2025, as indicated in a statement of beneficial ownership on Schedule 13D filed by FF6-SSYS, Limited Partnership (“FF6-SSYS”) and affiliated entities with the SEC on April 10, 2025. The total beneficial ownership of 12,825,885 ordinary shares is comprised of: (i) 11,650,485 shares held by FF6-SSYS, over which it has sole voting and dispositive power, and (ii) 1,175,400 shares held by Fortissimo Capital Fund V, L.P. (“FF V”). FF6-SSYS is an Israeli limited partnership, for which Fortissimo Capital 6 Management (GP) Ltd. (“FF 6”) serves as its sole general partner. FF V is a Cayman Islands limited partnership, for which Fortissimo Capital Fund V GP, L.P. (“FF V GP”) serves as its sole general partner. Fortissimo Capital 5 Management (GP) Ltd., an Israeli company (“FF 5”) serves as sole general partner of FF V GP. Yuval Cohen serves as the sole director and shareholder of each of FF 6 and FF 5 and may therefore be deemed to possess ultimate shared beneficial ownership over all of the subject shares.
(2)Represents shares beneficially owned as of December 23, 2023, as indicated in Amendment No. 12 to the statement of beneficial ownership on Schedule 13D filed by Nano Dimension Ltd. with the SEC on December 26, 2023. As indicated in that statement, Nano Dimension Ltd. possesses sole voting and investment power with respect to 9,695,015 of those ordinary shares beneficially owned by it.
(3)Represents shares beneficially owned as of June 30, 2026, as indicated in a report of institutional investment manager on Form 13F filed by Rubric Capital Management LP (“Rubric Capital”) with the SEC on August 14, 2026. As indicated in that report, and in statements of beneficial ownership on Schedule 13G that it has filed with the SEC, Rubric Capital possesses shared investment discretion and shared voting authority with David Rosen with respect to all such ordinary shares. Rubric Capital serves as investment adviser to certain investment funds and/or accounts that hold the subject ordinary shares, while David Rosen serves as Managing Member of Rubric Capital Management GP LLC, the general partner of Rubric Capital.

(4)Represents shares beneficially owned as of June 30, 2026, as indicated in a report of institutional investment manager on Form 13F filed by Neuberger Berman Group LLC (“Neuberger Berman”) with the SEC on August 13, 2026. As indicated in that report, Neuberger Berman possesses: sole investment discretion and sole voting authority with respect to 166,524 ordinary shares, and shared investment discretion with respect to 5,707,670 ordinary shares, of which 4,329,059 are subject to its sole voting authority and 1,378,611 are not subject to its voting authority.
ADDITIONAL INFORMATION REGARDING OUR BOARD, CORPORATE
GOVERNANCE AND COMPENSATION OF OUR OFFICERS AND DIRECTORS
Item 6B of our 2025 Annual Report contains information regarding compensation paid to our directors and to our five highest-paid office holders in 2025. Item 6C of our 2025 Annual Report contains additional information regarding our Board, its committees and our corporate governance practices. We encourage you to review those items of our 2025 Annual Report (which we incorporate by reference herein) to obtain additional information regarding our Board and our other office holders. Please also see “Proposal 1 Re-Election and Initial Election of Directors — Background — Board and Committee Independence” below.
PROPOSAL 1:
RE-ELECTION AND INITIAL ELECTION OF DIRECTORS
Background
Size and Structure of Board
Article 75.1 of our Amended Articles provides that the number of directors of our Company shall be determined from time to time by our Board (subject to a certain minimum and maximum Board size set by the Amended Articles). On September 24, 2026, pursuant to its nomination of the below-listed individuals for initial election or re-election at the Meeting, our Board effectively confirmed the number of directors constituting the Board as eight (8). Back in May 2016, following our 2016 annual general meeting of shareholders, we elected to be governed by an exemption under the Companies Regulations– Relief for Companies whose Securities are Listed for Trading on a Foreign Exchange 2000-5760 that allows us to “opt out” from appointing external directors and from complying with the Companies Law requirements related to the composition of the audit committee and compensation committee of our Board. Our eligibility for that exemption is subject to certain conditions, with which we comply. Since the time of that election, each of our directors is elected annually, at our annual general meeting of shareholders, for a one-year term.
Current Board Nominees
Our Board has nominated each of Mr. Dov Ofer (the Chairman of the Board), Mr. Yuval Cohen, Mr. S. Scott Crump, Mr. John J. McEleney, Mr. David Reis, Mr. Yair Seroussi and Ms. Adina Shorr, each of whom is an existing director, for reelection, and Mr. David Chinn, a new nominee, for initial election, in each case to serve as a director until our next annual general meeting of shareholders and until the due election and qualification of his or her successor, or until his or her earlier resignation, replacement or removal.
Mr. Aris Kekedjian, our current director who has served on the Board since his initial appointment by the Board in November 2023, will conclude that service as of the date of the Meeting. We express our gratitude to Mr. Kekedjian for his contributions to the Board and our Company over the course of his Board service.

As to our nominees for election as directors, the Board has determined that each of them is highly qualified to serve, on the basis of the following respective qualifications:
•Dov Ofer: Our Board believes that Mr. Ofer is qualified to serve as a director based on his extensive executive leadership experience, including as chief executive officer of a Nasdaq-listed medical device company and of businesses in the printing equipment sector, his experience with mergers and acquisitions in the Israeli technology industry, and his service as chairman and director of multiple public and private companies, as well as his familiarity with our company gained through his service as our Chairman.

•David Chinn: The Board believes that our new nominee, Mr. Chinn, is well qualified to serve as a director of Stratasys based on his extensive experience advising companies across multiple industries on strategy, operational transformation, and organizational change, his deep expertise in the aerospace and defense sectors (which aligns with our ongoing and accelerating strategic focus on the defense industry as a key vertical), his leadership of global consulting engagements involving manufacturing operations, supply chain design, and procurement, and his familiarity with the Israeli technology sector developed through his tenure as Managing Partner of McKinsey’s Israel office. The Board believes these skills and experiences are particularly relevant to Stratasys as we continue to execute on our strategic initiatives and drive operational improvements across our global additive manufacturing business. The Board has furthermore determined that Mr. Chinn satisfies the independence requirements of Nasdaq Listing Rule 5605 and (to the extent he is appointed to the audit committee or compensation committee of the Board) Rules 10A-3 and 10C-1 under the Exchange Act, as well as the Nasdaq financial literacy requirements for audit committee members (if relevant).
•Yuval Cohen: Our Board believes that Mr. Cohen is qualified to serve as a director based on his extensive experience in private equity and venture capital investing, his executive experience at global technology companies, and his significant board leadership experience, including as chairman of the board of directors of several Nasdaq- and TASE-listed companies.
•S. Scott Crump: Our Board believes that Mr. Crump is qualified to serve as a director based on his deep knowledge of our company, our technologies and the additive manufacturing industry as a co-founder of Stratasys, Inc. and the inventor of our FDM technology, as well as his extensive leadership experience as a former chairman, chief executive officer and chief financial officer of our company and its predecessor.
•John J. McEleney. Our Board believes that Mr. McEleney is qualified to serve as a director based on his extensive executive leadership experience in the 3D design and CAD software industry, including as chief executive officer of SolidWorks Corporation, his entrepreneurial experience as a founder and chief executive of technology companies, his engineering background, and his long tenure as a director of our company and its predecessor.
•David Reis. Our Board believes that Mr. Reis is qualified to serve as a director based on his deep knowledge of our company and industry gained through his service as our Chief Executive Officer and as chief executive officer of Objet, his extensive executive experience at companies in the digital printing sector, and his experience serving as chairman of the boards of directors of several technology companies.
•Yair Seroussi. Our Board believes that Mr. Seroussi is qualified to serve as a director based on his extensive financial, banking and capital markets expertise, including as chairman of Bank Hapoalim and head of Morgan Stanley Israel, his senior public sector experience at the Israeli Ministry of Finance, and his significant board leadership experience at multiple public companies listed in the United States and Israel, which also supports his service as chairman of our audit committee.
•Adina Shorr. Our Board believes that Ms. Shorr is qualified to serve as a director based on her extensive executive leadership experience at technology companies in the United States and Israel, including as chief executive officer of several technology companies and of Objet, one of our predecessor companies, her experience in the printing and imaging industries, and her service as a director of public and private technology companies.
Of our existing directors who have been nominated for re-election at the Meeting, Mr. McEleney has served as a director of our Company from the effective date of the merger between Stratasys, Inc. and Objet Ltd. on December 1, 2012 until the present time. Mr. Reis has served as a director of our Company since June 30, 2013 (in addition to his having served as Objet Ltd.’s director from 2003 until the effective date of the Stratasys-Objet merger). Each of Messrs. Ofer and Seroussi was initially elected as a director at our 2017 annual general meeting of shareholders, on July 18, 2017. Ms. Adina Shorr has served in her current capacity as a director since having been appointed by the Board on July 25, 2018 and was re-elected at our 2018 annual general meeting of shareholders on September 13, 2018 (after having served previously as a director of our Company from December 2012 to June 2013). Mr. S. Scott Crump was elected by our shareholders at our 2021 annual general meeting of shareholders in November 2021, after having previously served as a director (and for a period of time, as Chairman of the Board) of our Company from the effective date of the merger between Stratasys, Inc. and Objet Ltd. on December 1, 2012 until May 2020. Mr. Yuval Cohen was initially appointed as a director by our Board in April 2025 upon the closing of the PIPE investment by Fortissimo in our Company and was re-elected by our shareholders at our 2025 annual general meeting of shareholders.
The following table sets forth information, as of the date of this proxy statement, regarding the individuals nominated by the Board for initial election or re-election, as applicable, at the Meeting:

Name	Age	Position
Dov Ofer	72	Chairman of the Board of Directors
David Chinn	59	Director
Yuval Cohen	64	Director
S. Scott Crump	73	Director
John J. McEleney	64	Director
David Reis	65	Director
Yair Seroussi	70	Director
Adina Shorr	66	Director
Board and Committee Independence
Each of Messrs. Ofer, Chinn, Cohen, Crump, McEleney, Reis and Seroussi, and Ms. Shorr, has been affirmatively determined by the Board to be an independent director, as defined under the Listing Rules of the Nasdaq Stock Market. Consequently, we comply with the requirement of Nasdaq Listing Rule 5605(b)(1) that a majority of our Board be composed of independent directors. Similarly, the audit and compensation committees of our Board are composed solely of independent directors, in accordance with the requirements of Nasdaq Listing Rules 5605(c)(2) and 5605(d)(2), and Exchange Act Rules 10C-3 and 10A-1, respectively.
Biographical Information Concerning Nominees
We have provided below information concerning the background and experience of each of the nominees for re-election or initial election (as applicable) as directors at the Meeting:
Dov Ofer has served as our Chairman of the Board since May 2020 and as a director since July 2017. From 2007 to 2013, Mr. Ofer served as Chief Executive Officer of Lumenis Ltd. (Nasdaq: LMNS), a medical laser device company. From 2005 to 2007, he served as Corporate Vice President and General Manager of HP Scitex (formerly a subsidiary of Scailex Corporation Ltd. (TASE: SCIX)), a producer of large format printing equipment. From 2002 to 2005, Mr. Ofer served as President and Chief Executive Officer of Scitex Vision Ltd. Prior to joining Scitex, Mr. Ofer held various managerial positions in the emerging Israeli high-tech sector and participated in different mergers and acquisitions within the industry. Currently, Mr. Ofer serves as chairman of Hanita Coatings RCA Ltd., chairman of Plastopil Hazorea Company Ltd. (TASE: PPIL), vice chairman of Scodix Ltd. and director of Kornit Digital Ltd. (Nasdaq: KRNT) and Orbix Medical Ltd. He holds a B.A. in Economics from the Hebrew University in Israel as well as an M.B.A. from the University of California Berkeley in California.
David Chinn has been nominated for election as a director of our Company at the Meeting. Mr. Chinn is a Senior Partner at McKinsey & Company, where he has served in various leadership roles for over 20 years. Mr. Chinn will be retiring from McKinsey on November 30, 2026, under McKinsey’s customary arrangements on reaching 60 years of age. From 2021 to 2025, Mr. Chinn served as the Managing Partner of McKinsey’s Israel office. At McKinsey, Mr. Chinn co-leads the firm’s services for defense ministries and armed forces globally, and he previously led the Social Sector, Healthcare, & Public Sector Entities Practice in Europe and established McKinsey’s cybersecurity practice. His areas of expertise include strategy, operational transformation, procurement, and large-scale organizational change across multiple industries. Mr. Chinn has led multiyear transformations in aerospace and defense manufacturing, the application of lean management techniques for maintenance operations and the optimization of organization design and personnel management. He has also overseen major corporate transformations covering portfolio strategy, sales growth, operational efficiency, and the design of supply chains and manufacturing operations. In addition, Mr. Chinn has supported multiple substantial engagements relating to indirect and direct purchasing. Since March 2026, Mr. Chinn has served as a member of the board of directors of Ondas Autonomous Systems, the defense and autonomous systems business unit of Ondas Inc. (Nasdaq: ONDS), a leading provider of AI-powered defense and security platforms. Mr. Chinn holds a B.A. in Natural Sciences from the University of Cambridge, an M.Sc. in Cognitive Psychology from Carnegie Mellon University, and an M.B.A. from INSEAD.
Yuval Cohen has served as our director since April 2025. Mr. Cohen is the founding and managing partner of Fortissimo Capital, a private equity fund established in 2004. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners (“JVP”), an Israeli-based venture capital fund. Prior to joining JVP, he held executive positions at various Silicon Valley companies, including DSP Group, Inc. (Nasdaq: DSPG), and Intel Corporation (Nasdaq: INTC). Currently, Mr. Cohen serves as chairman of the board of directors of each of Kornit Digital (Nasdaq: KRNT), Radware Ltd. (Nasdaq: RDWR) and Cellcom Israel Ltd. (TASE: CEL). He also serves on the board of directors of several privately held portfolio companies of Fortissimo Capital. Mr. Cohen holds a B.Sc. in Industrial Engineering from Tel Aviv University in Israel and an M.B.A. from Harvard Business School.
S. Scott Crump has served as our director since November 2021. Mr. Crump previously served as our Chairman of the Executive Committee of the Board and our Chief Innovation Officer from February 2015 and February 2013, respectively, in each case until May 2020, at which time he was appointed our Chief External Affairs and Innovation Officer, which he served as through August 2020. After leaving his position as a director on the Board in 2020, Mr. Crump served as a technology consultant to the Board. Mr. Crump previously served as Chairman of the Board of our company from the Stratasys, Inc.- Objet Ltd. merger until February 2015, as Chairman, Chief Executive Officer, President, Treasurer and a director of Stratasys, Inc. from its inception in 1988 until the Stratasys, Inc.- Objet Ltd. merger, and as Chief Financial Officer of Stratasys from February 1990 to May 1997. Mr. Crump was, with Lisa H. Crump, his wife, a co-founder of Stratasys, Inc., and he is the inventor of our FDM technology. Mr. Crump holds a B.S. in mechanical engineering from Washington State University.
John J. McEleney has served as a director of our Company since the Stratasys, Inc.- Objet Ltd. merger, and, before that, as a director of Stratasys, Inc. from 2007 until the Stratasys, Inc.- Objet Ltd. merger. He is the co-founder of Onshape Inc., a venture backed start-up company focused on applying modern computing to the 3D product design market. Prior to Onshape he was the Chief Executive of Cloud Switch, which was acquired by Verizon. He served as a director of SolidWorks Corporation, a wholly owned subsidiary of Dassault Systemes S.A. (Nasdaq: DASTY), from June 2000 to May 2008, and also served as its Chief Executive Officer from 2001 until June 2007. Mr. McEleney joined SolidWorks in 1996, serving in several capacities, including Chief Operating Officer and Vice President, Americas Sales. Prior to joining SolidWorks, Mr. McEleney held several key management positions at CAD software pioneer Computervision and at defense contractor Raytheon. Mr. McEleney also serves as a director of Newforma, a privately held software company. He holds a B.S. in Mechanical Engineering from the University of Rochester, an M.S. in Manufacturing Engineering from Boston University and an M.B.A. from Northeastern University.
David Reis has served as our director from June 2013 to the present time. For parts of that period, he served as our Vice Chairman of the Board and as an Executive Director. Since 2017, Mr. Reis serves as Chairman at Enercon Technologies Ltd., Tuttnauer Ltd and Highcon Ltd. He also served as a Director of Objet from 2003 until the closing of the Stratasys-Objet merger. Mr. Reis served as the Stratasys Chief Executive Officer from March 2009 until June 30, 2016 (and, prior to the Stratasys-Objet merger, as Objet’s CEO). Previously, he served as Chief Executive Officer and President of NUR Macroprinters Ltd. (NURMF.PK), a wide format printer manufacturer that was acquired by HP, from February 2006 to March 2008. Prior to joining NUR, Mr. Reis served as the Chief Executive Officer and President of ImageID, an automatic identification and data capture solution provider, and of Scitex Vision (Nasdaq & TASE: SCIX), a developer and manufacturer of wide-format printers. Mr. Reis holds a B.A. in Economics and Management from the Technion-Israel Institute of Technology and an M.B.A. from the University of Denver. Reis is also a graduate of the Harvard Business School Advanced Management Program.
Yair Seroussi has been a member of the board of directors of Stratasys since 2017 and is serving as the chairman of the audit committee. He is the chairman of Enlight renewable energy since 2018, listed on NSDAQ & TASE, and the chairman of ZIM integrated shipping services Ltd, NYSE, a global shipping operator. He is currently on the board of directors of Mediterranean towers Ltd. Mr. Seroussi was previously on the board of directors of DSP Group Inc. Mr. Seroussi brings immense experience to the board room, having served as Chairman of Bank Hapoalim,

Israel's largest bank and of the Association of Banks in Israel. Mr. Seroussi served as head of Morgan Stanly Israel for 16 years. Before, He served in senior positions at the Israeli ministry of finance, was head of the office of ministry, stationed in the US, and was head of the commodities division, based in NY. In addition to his various professional roles, Mr. Seroussi servs in nonprofit organizations, He is the chairman of Tovanot B'Hinuch (a nonprofit organization helping Periphery schools to excel), sits on the board of governors at the Hebrew University, Weizman Institutes and the Shenkar College of Engineering, Design and Art, and he acts as chairman of the Eli Hurvitz institute of strategic management at the Tel Aviv University. Mr. Seroussi holds a B.A. in Economics and Political Science from the Hebrew University in Jerusalem.
Adina Shorr has served as our director since July 2018. Ms. Shorr has been the Chief Executive Officer of Scodix, a company that provides solutions to commercial printers, since September 2018. Prior to that time, she served as Chief Executive Officer and Chairman of the Board of Lucidlogix Technologies Ltd. from November 2013 to August 2018. Before that, Ms. Shorr had served as the Chief Executive Officer of CellGuide Ltd. (which was acquired by Lucidlogix) from October 2009 through October 2013. Ms. Shorr served as the Chief Executive Officer and President of Objet Ltd. (formerly known as Objet Geometries, Ltd.), one of the two predecessor companies to Stratasys Ltd., for a six-year period ending in March 2009, and also served as its President. She has extensive experience in leadership and management of technology, systems and solutions stemming from her over twenty-year career in the high-tech sector, both in the United States and Israel. She served as Corporate Vice President of Leaf Products at Creo Inc. from March 2000 to March 2003, where she initiated and led in 2000 the establishment of Leaf Products, a start-up for professional digital photography within Creo. Prior to that time, Ms. Shorr served for nine years at Scitex, four years of which she served as the President of the Scitex Input Division. Beginning in 1991, she worked in the United States for IBM in a sales support capacity and for Unisys in Program Management and was responsible for the management of the business facets of the Unisys Network Computing Division. Ms. Shorr has served as a director of Advanced Vision Technology Ltd. since June 2014 and was a director of Objet Geometries Ltd. and then Stratasys Ltd. from May 2012 to June 2013. Ms. Shorr holds an MBA and a BA, both with honors, from Michigan State University in East Lansing, Michigan.
Proposed Resolutions
We are proposing the adoption by our shareholders of the following resolutions pursuant to Proposal 1 at the Meeting:
a.RESOLVED, that the re-election of Mr. Dov Ofer as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it
b.RESOLVED FURTHER, that the initial election of Mr. David Chinn as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it
c.RESOLVED FURTHER, that the re-election of Mr. Yuval Cohen as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it
d.RESOLVED FURTHER, that the re-election of Mr. S. Scott Crump as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it
e.RESOLVED FURTHER, that the re-election of Mr. John J. McEleney as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it

f.RESOLVED FURTHER, that the re-election of Mr. David Reis as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it
g.RESOLVED FURTHER, that the re-election of Mr. Yair Seroussi as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of his successor, or until his earlier resignation, replacement or removal, be, and hereby is, approved in all respects; and be it
h.RESOLVED FURTHER, that the re-election of Ms. Adina Shorr as a director of Stratasys Ltd., effective from the date hereof, until our next annual general meeting of shareholders, and until the due election and qualification of her successor, or until her earlier resignation, replacement or removal, be, and hereby is, approved in all respects.
Required Vote
Shareholders may vote for or against, or may abstain from voting, in connection with the initial election or re-election of directors. The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the initial election or re-election of each nominee to serve as a director.
Board Recommendation
The Board recommends a vote “FOR” each of the foregoing resolutions initially electing or re-electing, as applicable, Messrs. Ofer, Cohen, Crump, Chinn, McEleney, Reis, and Seroussi, and Ms. Shorr, as directors of Stratasys.

PROPOSAL 2:
RE-APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND APPROVAL OF ITS ANNUAL REMUNERATION
Background

Reappointment of Auditors
As required under the Companies Law on an annual basis, at the Meeting, and upon the recommendation of the audit committee of the Board, our shareholders will be asked to approve the reappointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm (“PwC Israel” or the “Auditors”), to continue to serve as our independent auditors for the year ending December 31, 2026 and for the additional period until our next annual general meeting of shareholders. As part of this proposal, our shareholders will also be requested to authorize our Board (upon recommendation of the audit committee of the Board) to fix the Auditors’ remuneration. PwC Israel has no relationship with us or with any of our affiliates, except as auditors.
Our audit committee and Board believe that PwC Israel’s expertise, capabilities, and qualifications are proportionate to the size, nature of activity, and scope of our operations, and appropriate for treating the risks inherent in our activities. PwC Israel is therefore well-qualified to be re-appointed as our independent auditor for the year ending December 31, 2026 and the additional period until our next annual general meeting of shareholders.
Auditor Fees for Services in Last Two Years
The following table sets forth, for the years ended December 31, 2025 and 2024, the fees billed to us and our subsidiaries by the Auditors:

	Year ended December 31,
	2025	2024
Audit fees(1)	$801,234	$878,700
Audit-related fees(2)	30,000	268,438
Tax fees(3)	80,846	51,901
All other fees(4)	2,000	2,000
Total	$913,720	$1,201,039
____________
(1) Audit fees consist of fees for professional services rendered by the Auditors in connection with the audit of our consolidated annual financial statements and services provided by the Auditors in connection with statutory and regulatory filings or engagements.
(2) The audit-related fees for the years ended December 31, 2025 and 2024 were for due diligence related to acquisitions.
(3) Tax fees are fees for services rendered by the Auditors in connection with tax compliance, tax planning and tax advice.
(4) All other fees are fees for other consulting services (if any) rendered by the Auditors to us.
Audit Committee’s Pre-Approval Policies and Procedures
Our audit committee follows pre-approval policies and procedures for the engagement of our independent auditors to perform certain audit and non-audit services. Pursuant to those policies and procedures, which are designed to assure that such engagement does not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent auditors.

Proposed Resolution
We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 2 at the Meeting:
RESOLVED, that Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, be, and hereby is, re-appointed as the independent auditor of the Company for the year ending December 31, 2026 and for the additional period until the Company’s next annual general meeting of shareholders, and that the Board, upon recommendation of the audit committee, be, and hereby is, authorized to fix its remuneration.
Required Vote
Shareholders may vote for or against, or may abstain from voting, in connection with the re-appointment of the Auditors as our independent auditors and authorization of our Board, upon recommendation of the audit committee, to fix their remuneration. The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of this Proposal 2.
Board Recommendation
The Board recommends that the shareholders vote “FOR” approval of the foregoing resolution re-appointing the Auditors as our independent auditors for the year ending December 31, 2026 and the additional period until our next annual general meeting of shareholders, as well as the authorization of the Board to fix their remuneration.
CONSIDERATION OF FINANCIAL STATEMENTS
A copy of our audited consolidated financial statements for the fiscal year ended December 31, 2025 are included in our 2025 Annual Report, which we filed with the SEC on March 5, 2026. You may read and print that report without charge at the SEC’s website at www.sec.gov. That report is not a part of this proxy statement. We will hold a discussion with respect to those financial statements at the Meeting. That discussion will not require or otherwise involve a vote of our shareholders.
ADDITIONAL INFORMATION
Our 2025 Annual Report, which was filed with the SEC on March 5, 2026, is available for viewing and download on the SEC’s website at www.sec.gov as well as at the Investor Relations section of our corporate website at www.stratasys.com. On October 5 , 2026, we issued a press release serving as formal notice of the Meeting and furnished a related Form 6-K attaching that notice. Shareholders may obtain a copy of those documents without charge at www.stratasys.com.
We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. We fulfill those requirements by filing and furnishing reports with or to the SEC. Our reports to the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that we are subject to those proxy rules.
By Order of the Board
/s/ Eitan Zamir
Chief Financial Officer
Rehovot, Israel
October 7, 2026